

Mail Stop 3561

August 31, 2015

Brian R. Balbirnie
Chief Executive Officer
Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville, NC 27560

> **Re:** **Issuer Direct Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 4, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2015**
> **File No. 001-10185**

Dear Mr. Balbirnie:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Form of Proxy

1. On the form of proxy you describe Proposal 3 as "[a]n advisory vote on executive compensation as disclosed in this Proxy Statement." This description does not appear consistent with Exchange Act Rule 14a-21, requiring shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. Please confirm that in future filings you will revise your description of the advisory vote accordingly. For guidance, refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeffrey M. Quick
        Quick Law Group PC